

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

June 13, 2017

Catherine Berman
President and Chief Executive Officer
CNote Group, Inc.
2323 Broadway
Oakland, CA 94612

>   **Re: CNote Group, Inc.**
>   **Amendment No. 2 to Offering Statement on Form 1-A**
>   **Filed May 31, 2017**
>   **File No. 024-10686**

Dear Ms. Berman:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 16, 2017 letter.

General

1.   We note your revised disclosure in response to comment 2. You now state that you will issue CNote Notes "on the last day of every month in which the investor completes the registration process" which is at least 6 business days prior to the month-end. Please revise your disclosure to explain the reasons why you will conduct only one closing per month considering that a significant delay in closing, not related to reaching a minimum offering amount for example, continues to raise concerns that you may be conducting this offering on a delayed basis. In addition, since you appear to time the closing date from the date an investor completes the registration process, please revise to clarify whether an investor must separately register every time it intends to purchase CNote Notes or whether the closing of additional investments by an existing CNote noteholder are handled differently.

Preliminary Offering Circular Cover Page

2.   We note your revised disclosure in response to comment 3; however, further revise to reinstate disclosure that (i) the notes will represent full and unconditional obligation of the company; (ii) there is a $1 minimum investment amount; (iii) the notes will have a 30 month term; (iv) they are not transferrable; and (v) a change in interest rate with respect to an outstanding CNote Note may occur in the event of referrals as outlined in Section 2(b) of Exhibit 3.1. Please also disclose that the notes will be issued on the day designated as the Closing Date.

3.   We note your revised disclosures in response to comment 4. Please revise and refile Exhibit 3.1 to reflect that the range of interest of a CNote Note will be anywhere from 2.5% to 3.5%.

CDFI Overview, page 1

4.   We note that you have begun making loans to "other community lenders" in addition to CDFIs. Please disclose the material differences between CDFIs and these other community lenders, including any differences in the risk profile of loans made by a CDFI versus a community lender, business models, certifications, etc. Further disclose whether and how your process of evaluating CDFIs and other community lenders differ as a result and provide similar statistics related to market size, loan default rates and net charge offs. Please make corresponding revisions on page 18 and materially describe CDC Small Business in your offering statement, either here or on page 25.

Competitive Strengths, page 4

5.   We note your response to comment 4. The homepage of your website, www.mycnote.com, makes statements such as "[w]e … put … money to work, investing in women and minority-led businesses across the country" with no reference to investments through CDFIs or community lenders. We also note that towards the end of the homepage you include the following statement: "Over $7,000,000 in assets committed through CNote." Please explain and to the extent necessary make the required changes to reflect the realities of your offering circular disclosures.

Catherine Berman
CNote Group, Inc.
June 13, 2017
Page 3

Financial Statements for the Period from Inception (April 22, 2016) through December 31, 2016

Note 9 – Stockholders' Equity

Additional Paid-in Capital - Simple Agreements for Future Equity ("SAFEs"), page F-16

6.   We note your response to comment 12 and your conclusion that the SAFEs should be classified as permanent equity. Your response also indicates that the SAFEs have no mandatory redemption features (pursuant to ASC 480-10-25-4 and 25-7) and are outside the scope of ASC 480-10-25-14. Given that the SAFEs embody an unconditional obligation where a fixed monetary amount at inception is payable or settleable with a variable number of equity shares (ASC 480-10-25-14), it is not clear to us how you arrived at your scope and ultimate accounting conclusion. Please revise to reclassify your SAFEs from permanent equity to liabilities and revise other footnote and related disclosures accordingly.

You may contact Lory Empie, Staff Accountant, at (202) 551-3714 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham, Staff Attorney, at (202) 551-3783 or, in his absence, me at (202) 551-3369 with any other questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: Brian S. Korn, Esq.